

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Russell A. Colombo
Chief Executive Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novato, California 94947

      Re: Bank of Marin Bancorp
           Registration Statement on Form S-4
           Filed June 11, 2021
           File No. 333-257025

Dear Mr. Colombo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julia Griffith at 202-551-3267 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance